Exhibit 99.2

Medifocus, Inc. Obtains Two Newly Allowed Canadian Patents on the Prevention and Safety for the Treatment for Breast Cancer

FOR IMMEDIATE RELEASE

COLUMBIA, Md. and Toronto, ON (December 15, 2014) - Medifocus Inc. (OTCQX: MDFZF and TSXV: MFS) is pleased to announce it has obtained two newly allowed Canadian patents to add to its extensive intellectual properties portfolio of over 100 issued and/or pending USA and Foreign patents covering its two platform technologies for the treatments of Breast Cancer and Prostate Diseases.

Both patents, numbered 2,491,924 and 2,492,627 were granted by the Canadian Intellectual Property office to John Mon, COO, Dr. Alan Fenn, and Dennis Smith. The titles of the patents are “Thermotherapy Method for Treatment and Prevention of Breast Cancer” and the other “Method for Improved Safety in Externally Focused Microwave Thermotherapy for Treating Breast Cancer”. A major embodiment of these patents is to expand the clinical indications of thermotherapy for both cancerous and non cancerous tumors and also the use as a prophylactic or preventative of breast and other cancers.

The Company’s APA 1000 Breast Cancer Treatment System, developed from the Adaptive Phased Array (APA) Microwave Focusing Platform has received approval from the U.S. Food and Drug Administration (FDA) and Health Canada to conduct the pivotal Phase III clinical trial for the treatment of locally advanced large breast tumors. This APA 1000 Breast Cancer Treatment System can potentially be used as the treatment platform for the above two patents.

“We are delighted with the Canadian Intellectual Property Office in allowing us to obtain these patents,” commented John Mon, COO of Medifocus. “This allowance adds further creditability to our overall progress in establishing Medifocus’ technology for eventual commercial use.”

About Medifocus, Inc.

Medifocus owns two fully developed technology platforms with comprehensive United States and international patent protection: (i) The Endo-thermotherapy Platform-a catheter-basis focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The United States Food and Drugs Administration (FDA) approved Prolieve Thermodilatation System for the treatment of Benign Prostatic Hyperplasia (BPH) was developed based on the Endo-thermotherapy and is currently generating revenue; and (ii) the Adaptive Phased Array (APA) Microwave Focusing Platform, invented by the Massachusetts Institute of Technology, licensed to Medifocus directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. Medifocus’ APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the FDA and Health Canada to conduct the pivotal Phase III clinical trials. Medifocus believes that these two technology platforms can provide the design basis for the development of multiple cancer treatment systems for surface, subsurface and deep seated localized and regional cancers. Please visit www.medifocusinc.com, www.prolieve.com and http://www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627 for more details.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect the structure and the proceeds of the Offering and the expected use of the proceeds. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, Medifocus disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Medifocus Contact:

John Mon, COO

Medifocus, Inc.

Tel: 410-290-5734

JohnMon@medifocusinc.com